Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

Alcatel-Lucent announces further step towards proposed combination with Nokia with filing by Nokia of preliminary draft of registration statement on Form F-4 with SEC

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Paris, France, August 14, 2015

Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today that a further step towards the proposed combination with Nokia has been taken with the filing by Nokia of a preliminary draft of its registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the proposed public exchange offer to acquire Alcatel-Lucent.

As announced on April 15, 2015, Nokia intends to acquire all of the equity securities issued by Alcatel-Lucent through a public exchange offer in France and in the United States whereby Alcatel-Lucent securities will be exchanged for Nokia shares or Nokia American depositary shares (the “Exchange Offer”). The Exchange Offer will be comprised of a U.S. exchange offer (the “U.S. Offer”) and a French exchange offer (the “French Offer”).

As part of the Exchange Offer, consideration of 0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously paid Nokia dividend for 2014) would be offered in exchange for each ordinary share of Alcatel-Lucent (including ordinary shares of Alcatel Lucent represented by American depositary shares) issued and outstanding and tendered into the Exchange Offer. An equivalent offer will be made for each outstanding class of Alcatel-Lucent OCEANEs (OCEANE 2018, OCEANE 2019 and OCEANE 2020).

The U.S. Offer would be made pursuant to a registration statement on Form F-4, the preliminary draft of which was filed with the SEC today by Nokia. The French Offer would be made pursuant to a separate French offer documentation to be filed with the Autorité des marchés financiers (the French Financial Market Regulator) in due course.

The proposed transaction is subject to the minimum tender condition, approval by Nokia’s shareholders, receipt of regulatory approvals and other customary conditions.

Nokia is providing in its press release and in the preliminary draft of its Form F-4 , certain information and in particular, more detailed information on the proposed transaction, pro forma financial statements, risks related to the transaction, terms of the U.S. Offer and termination fees.

The preliminary draft of Nokia’s registration statement on Form F-4 is available free of charge at the SEC’s website (www.sec.gov) and on Nokia’s website at (http://company.nokia.com/en/investors/financial-reports/sec-filings). Nokia’s press release published in connection with such filing is available at (http://company.nokia.com/en/news/press-releases).

ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: approval of the Exchange Offer by Nokia shareholders and receipt of regulatory approvals; as well as other risk factors listed from time to time in Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel Lucent or its business or operations. Except as required by law, Alcatel Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all ordinary shares (including those underlying American depositary shares) and convertible securities issued by Alcatel Lucent for new ordinary shares of Nokia (including those underlying American depositary shares). This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO to be filed by Nokia with the SEC, the Preliminary Exchange Offer / Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) filed by Nokia with the SEC, the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s tender offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.